SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 4
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934




                             NORTHWEST BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.10 PAR VALUE PER SHARE
--------------------------------------------------------------------------------


                         (Title of Class of Securities)

                                   667328 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Kenneth R. Lehman, Esq.
                      Luse Lehman Gorman Pomerenk & Schick
                           A Professional Corporation
                                    Suite 400
                           5335 Wisconsin Avenue, N.W.
                             Washington, D.C. 20015
                                 (202) 274-2000
--------------------------------------------------------------------------------
             (Name, Address, Telephone number of Person Authorized
                     to Receive Notices and Communications)


                                January 20, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|




                         (Continued on following pages)
                                Page 1 of 7 Pages

CUSIP NO. 667328 10 8                                          Page 2 of 7 Pages


================================================================================
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Northwest Bancorp, MHC        EIN: 25-0368460
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   |_|
                                                                       (b)   |_|
--------------------------------------------------------------------------------
3.       SEC USE ONLY
4.       SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(D)
         OR 2(e)                                                             |_|

         Not Applicable
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         SOLE VOTING POWER

         34,736,709
--------------------------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

         -0-
--------------------------------------------------------------------------------
9.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         SOLE DISPOSITIVE POWER

         34,736,709
--------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

         -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         34,736,709
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES|_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         73.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         HC
================================================================================




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


CUSIP NO. 667328 10 8                                          Page 3 of 7 Pages


         This amendment amends and supplements the Schedule 13D, dated May 24, 1999, and filed on June 4, 1999 with the Securities and Exchange Commission. Except as amended by this amendment, there has been no change in the information previously reported on the Schedule 13D.

Item 1.  Security and Issuer

         The securities as to which this Schedule 13D ("Schedule") relates are shares of common stock, $.10 par value per share ("Common Stock"), of Northwest Bancorp, Inc., a Pennsylvania stock corporation (the "Issuer"). The address of the Issuer's principal executive office is Liberty Street & Second Avenue, Warren, Pennsylvania.

Item 2.  Identity and Background

         This Schedule is filed on behalf of Northwest Bancorp, MHC, a Pennsylvania chartered mutual holding company (the "Company"). The Company's principal business is to hold the majority of the Issuer's shares of Common Stock. The business address of the Company is Liberty Street & Second Avenue, Warren, Pennsylvania.

         Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the Company ("Insiders"):

Directors

Name                   Occupation
----                   ----------
John O. Hanna          President and Chief Executive Officer, Northwest Bancorp,
                       Inc.

Richard L. Carr        Retired

William J. Wagner      President and Chief Executive Officer, Northwest Savings
                       Bank

Robert G. Ferrier      President, Ferrier Hardware, Inc. and Drexel Realty

Richard E. McDowell    President, University of Pittsburgh at Bradford

Joseph T. Stadler      Retired

Walter J. Yahn         Chairman and Chief Executive Officer, Erie Advanced
                       Manufacturing Company

Thomas K. Creal, III   Partner, Creal Hyde & Larson

John J. Doyle          President, Perry Construction Company

John M. Bauer          President and Partner, Contact Technologies, Inc.

Executive Officers Who Are Not Directors

Name                   Current Position
----                   ----------------

Gregory C. LaRocca     Senior Vice President and Corporate Secretary

Robert A. Ordiway      Senior Vice President

Raymond R. Parry       Senior Vice President

James E. Vecellio      Senior Vice President

(d) During the past five years, neither the Company nor the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).



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


CUSIP NO. 667328 10 8                                          Page 4 of 7 Pages


(e) During the past five years, neither the Company nor the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)  All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

     The Company used cash to fund the purchases of the Issuer's common stock.

Item 4.  Purpose of Transaction
-------------------------------

     The Company's purchase of additional shares of the outstanding common stock of the Issuer is for the purpose of increasing the percentage of the Issuer owned by the Company, and for investment. The Company intends to exercise its rights as majority stockholder. Neither the Company nor the Insiders currently have any plans or proposals which relate to or would result in: (a) other than as announced in the press release filed as an exhibit, the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     In the future, the Company and/or the Insiders may determine to purchase additional shares of the Issuer's Common Stock (or other securities of the Issuer) or the Company and/or the Insiders may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         a. As of January 21, 2000, the Company directly and beneficially owned 34,736,709 shares of the Issuer's Common Stock, which represented 73.4% of the issued and outstanding shares of Common Stock on such date. Information with respect to the number and percentage of shares owned by Insiders has been or will be filed with the SEC pursuant to Section 16(a) of the Exchange Act.

         b. The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock owned by it, subject to the requirement under Pennsylvania law that the Company at all times hold a majority of the shares of the Issuer's issued and outstanding Common Stock. Information with respect to the voting and dispositive power of Insiders with respect to the Issuer's Common Stock has been or will be filed with the SEC pursuant to Section 16(a) of the Exchange Act.

         c. The Company acquired from broker-dealers operating in the over-the counter market 365,052 shares of the Issuer within the 60 days prior to the date of this filing, on the dates and paid therefor in cash the prices set forth below. Information with respect to transactions by Insiders with respect to the Issuer's Common Stock has been filed with the SEC pursuant to Section 16(a) of the Exchange Act.





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


CUSIP NO. 667328 10 8                                          Page 5 of 7 Pages


            Date           Number of Shares          Price
            ----           ----------------          -----

          11/30/99            3,500                 8.125
          12/01/99            4,922                 8.188
          12/03/99            200                   8.125
          12/06/99            1,400                 8.1875
          12/07/99            5,170                 8.1875
          12/08/99            5,170                 8.0625
          12/09/99            5,170                 7.6875
          12/10/99            5,170                 8.000
          12/10/99            6,000                 8.000
          12/13/99            70,000                8.125
          12/13/99            150,000               8.125
          12/13/99            5,125                 8.188
          12/14/99            75,000                8.125
          12/14/99            10,000                8.188
          12/14/99            10,000                8.125
          12/14/99            2,000                 8.125
          12/15/99            1,100                 8.063
          12/17/99            5,125                 8.125


         d. No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.

         e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         ---------------------------

         As of the date of this Schedule, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock. Certain insiders have received options and recognition plan share awards. Such options and stock awards are reflected in such insider reports filed with the SEC pursuant to Section 16(a) of the Exchange Act.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         Exhibit 1: The Company's January 20, 2000 press release.






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


CUSIP NO. 667328 10 8                                          Page 6 of 7 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                             NORTHWEST BANCORP, MHC



                             By:      \s\ Gregory C. LaRocca
                                      ------------------------------------------
                                      Gregory C. LaRocca, Senior Vice President
                                      and Corporate Secretary (Duly Authorized
                                      Representative)

Date: January 24, 2000
























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


CUSIP NO. 667328 10 8                                          Page 7 of 7 Pages

EXHIBIT 1

Northwest  Bancorp,  MHC Authorizes  Increasing  Ownership In Northwest Bancorp,
Inc.

WARREN, Pa., Jan. 20 -- Northwest Bancorp, MHC, a mutual bank holding company and the majority shareholder of Northwest Bancorp, Inc. (Nasdaq: NWSB - news) has announced that since September 13, 1999 it has purchased an additional 500,000 shares of the common stock of Northwest Bancorp, Inc. which completes the purchase program announced at that time. Northwest Bancorp, MHC, also has announced that its Board of Trustees has authorized a plan to use available cash to purchase up to an additional 500,000 shares of the 12.6 million publicly traded common shares of Northwest Bancorp, Inc. via open market transactions. Such purchases are authorized to be made by the mutual holding company from time to time during the next twelve months as, in the opinion of management, market conditions warrant.

Northwest Bancorp, MHC currently owns 34.7 million shares or 73.4% of the 47.4 million outstanding common shares of Northwest Bancorp, Inc. and this proposed purchase would increase its ownership to approximately 74.4%. Shares purchased by Northwest Bancorp, MHC will remain outstanding and will not become treasury shares. Northwest Bancorp, Inc., headquartered in Warren, Pennsylvania, is the holding company for Northwest Savings Bank, a Pennsylvania chartered savings bank, and Jamestown Savings Bank, a New York chartered savings bank.

As of December 31, 1999, Northwest Bancorp, Inc. reported assets of $3.4 billion, deposits of $2.7 billion and shareholder's equity of $238 million.































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